EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (LOSS)

December 31, 2003, 2002 and 2001

	2003	2002	2001
Net Earnings (Loss) Per Common Share - (Basic)

Net income (loss)	$8,932	$2,236,651	$(2,162,992)

Weighted average number of common shares outstanding	6,764,394	6,749,783	6,694,933

Net earnings (loss) per common share	$0.00	$0.33	$(0.32)

Net Earnings (Loss) Per Common Share - (Diluted)

Net income (loss)	$8,932	$2,236,651	$(2,162,992)

Weighted average number of common shares outstanding	6,764,394	6,749,783	6,694,933
Add net additional common shares upon exercise of common stock options	105,274	92,288	—

Adjusted average common shares outstanding	6,869,668	6,842,071	6,694,933

Net earnings (loss) per common share	$0.00	$0.33	$(0.32)